UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            WEIRTON STEEL CORPORATION
                            -------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    948774104
                                    ---------
                                 (CUSIP Number)


                                  JUNE 29, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 948774104                     13G                                    2
        -------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           JWA Investments II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           2,044,600
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      2,164,500
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,044,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    4.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           PN

--------------------------------------------------------------------------------

CUSIP NO. 948774104                     13G                                    3
        -------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           JWA Investments Corp.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           2,044,600
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      2,044,600
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,044,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    4.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           CO

--------------------------------------------------------------------------------

CUSIP NO. 948774104                     13G                                    4
        -------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           John W. Adams
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          United States

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           2,044,600
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      2,044,600
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,044,600
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    4.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           IN

--------------------------------------------------------------------------------

CUSIP NO. 948774104                     13G                                    5
        -------------


                                  SCHEDULE 13G
                                  ------------

                  This Amendment No. 2 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of April 20, 2000 (the "Statement"), as previously amended by Amendment No.1, dated as of February 9, 2001, with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Weirton Steel Corporation (the "Company").


Item 1.           (a)      NAME OF ISSUER

                  Weirton Steel Corporation

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  400 Three Springs Drive
                  Weirton, West Virginia 26062

Item 2.           (a)      NAMES OF PERSONS FILING

                  JWA Investments Corp. ("JWA General Partner")
                  JWA Investments II, L.P. ("JWA II")
                  John W. Adams ("Adams" and, together with JWA General Partner and JWA II, the "Reporting Persons")

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  885 Third Avenue
                  34th Floor
                  New York, NY 10022

                  (c)      CITIZENSHIP

                  JWA General Partner -- Delaware
                  JWA II -- Delaware
                  Adams -- United States

                  (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Shares")

                  (e)      CUSIP NUMBER

                  948774104

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

CUSIP NO. 948774104                     13G                                    6
        -------------

Item 4. As of June 29, 2001, the percentage of Common Stock beneficially owned by the Reporting Persons was less than five percent (see Item 5 below).

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                  securities, check the following.              [X]

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

Item 10.          CERTIFICATION

                  Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 948774104                     13G                                    7
        -------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of July 11, 2001


                                   JWA INVESTMENTS CORP.


                                   By:  /s/ John W. Adams
                                        ---------------------------------------
                                        Name:   John W. Adams
                                        Title:  President


                                   JWA INVESTMENTS II, L.P.


                                   By:  JWA INVESTMENTS CORP.
                                        its General Partner


                                   /s/ John W. Adams
                                   --------------------------------------------
                                   Name:   John W. Adams
                                   Title:  President


                                   /s/ John W. Adams
                                   --------------------------------------------
                                   John W. Adams